FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Pursuant to Rule 13a-16 or 15d-16 of the
                             Securities Act of 1934

                           For the month of March 2003

                                 MULTICANAL S.A.
             (Exact name of Registrant as specified in its charter)

                                MULTICHANNEL S.A.
                 (Translation of Registrant's name into English)

                                   Avalos 2057
                         (1431) Buenos Aires, Argentina
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

             Form 20-F   X                             Form 40-F
                       -----                                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

                  Yes                                      No   X
                      -----                                   -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                          82 - ______________________.


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  Multicanal S.A. Issues 2002 Financial Statements and Extends APE Solicitation


BUENOS AIRES, March 12, 2003 - Multicanal S.A. (the "Company") today announced the filing with the Comision Nacional de Valores of its financial statements as and for the year ended December 31, 2002 and that it is extending its solicitation (the "APE Solicitation") from holders of its 9 1/4% Notes due 2002, 10 1/2% Notes due 2007, 13.125% Series E Notes due 2009, Series C 10 1/2% Notes due 2018 and Series J Floating Rate Notes due 2003 (together, the "Existing Notes"), and other financial indebtedness (the "Bank Loans", and together with the Existing Notes, the "Existing Debt") powers of attorney in favor of an attorney-in-fact, to execute an acuerdo preventivo extrajudicial (the "APE"). The APE Solicitation will be subject to several conditions precedent described below. Upon approval (homologacion) of the APE by the Bankruptcy Court (the "Court Approval"), each holder that accepted the APE Solicitation will receive, for each U.S.$1,000 principal amount of Existing Debt tendered in connection with the APE Solicitation, at its option, either (i) U.S.$1,000 principal amount of the Company's 10-Year Step-Up Notes (the "10-Year Notes") or (ii) U.S.$315 principal amount of either (A) the Company's 7% 7-Year Notes (the "7-Year Fixed Rate Notes") or (B) the Company's 7-Year Floating Rate Notes (the "7-Year FRNs", together with the 7-Year Fixed Rate Notes, the "7-Year Notes", and the 7-Year Notes together with the 10-Year Notes, the "New Notes"), and 598 of the Company's class C shares of common stock (the "Class C Shares"). The Company is seeking to (i) exchange approximately U.S.$100 million principal amount of its Existing Debt for U.S.$100 million of 10-Year Notes, (ii) exchange U.S.$157.4 million principal amount of its Existing Debt for U.S.$102.3 million of its 7-Year Notes and capitalize approximately U.S.$167.4 million principal amount of its Existing Debt. The Company will not pay any accrued and unpaid interest (including default interest and additional amounts, if any) on the Existing Debt that is exchanged or capitalized pursuant to the APE. As of 5:00 p.m. today, New York City time, approximately U.S.$59.7 million principal amount of Existing Debt has been tendered in the APE Solicitation. The APE Solicitation, which was scheduled to expire at 5:00 p.m. New York City time, March 12, 2003, will now expire at 5:00 p.m. New York City time, March 26, 2003, unless further extended by the Company in its sole discretion.

An English translation of the financial statements has been submitted to the Securities and Exchange Commission under Form 6-K. This filing is available to the public on the SEC Internet site at http://www.sec.gov.

The APE Solicitation will remain in all respects subject to the terms and conditions described in the Solicitation Statement dated February 7, 2003.

The Company also announced today that it is extending until 5:00 p.m. New York City time, March 26, 2003, unless further extended by the Company in its sole discretion, its offer to purchase for cash (the "Cash Tender Offer") U.S.$100 million of its Existing Debt at a price of U.S.$300 per U.S.$1,000 aggregate principal amount of Existing Debt tendered for purchase. The Company will not pay any accrued and unpaid interest (including default interest and additional amounts, if any) on the Existing Debt that is tendered for purchase in the Cash Tender Offer. As of 5:00 p.m. today, New York City time, approximately U.S.$135.6 million principal amount of Existing Debt has been tendered in the Cash Tender Offer.

The Cash Tender Offer will remain in all respects subject to the terms and conditions described in the Offer to Purchase dated January 31, 2003.

                                      * * *

THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF THE SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION WHERE SUCH OFFER IS PROHIBITED, AND NEITHER THE APE NOR ANY OF THE SECURITIES TO BE ISSUED PURSUANT TO THE APE, IF APPROVED, MAY BE SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR IN ANY OTHER JURISDICTION WHERE SUCH SALE IS PROHIBITED. THE COMPANY DOES NOT INTEND TO REGISTER THE APE OR ANY OF THE SECURITIES TO BE ISSUED PURSUANT TO THE APE IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF THE APE OR SUCH SECURITIES IN ANY JURISDICTION OTHER THAN THOSE AS IT MAY FROM TIME TO TIME PUBLISH.

The Information Agent for the APE Solicitation is D.F. King & Co., Inc. and its telephone number is (212) 493-6920. The Depositary for the APE Solicitation is JPMorgan Chase Bank and its telephone number is (212) 623-5162.



                                      * * *


              This extension notice is dated as of March 12, 2003.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   MULTICANAL S.A.



Buenos Aires, Argentina, March 12, 2003            By: /s/ Adrian Meszaros
                                                       -------------------
                                                       Adrian Meszaros
                                                       Chief Financial Officer